UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Azure Power Global Limited
(Name of Issuer)

Equity Shares, $0.000625 par value
(Title of Class of Securities)

V0393H103
(CUSIP Number)

Bernard E. Sheahan, Director
Infrastructure and Natural Resources
International Finance Corporation
2121 Pennsylvania Avenue, NW
Washington, District of Columbia 20433
United States
(202) 473-9503
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 10, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS International Finance Corporation**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION International Organization established by Articles of Agreement among its Member Countries
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,283,635
	8	SHARED VOTING POWER 8,389,452
	9	SOLE DISPOSITIVE POWER 3,283,635
	10	SHARED DISPOSITIVE POWER 8,389,452
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,673,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14		TYPE OF REPORTING PERSON OO

** International Finance Corporation (“IFC”) is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.

ITEM 1. SECURITY AND ISSUER

This amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on October 21, 2016 (the “Original Schedule 13D”). This Amendment No. 1 relates to the equity shares at $0.000625 par value per share (the “Equity Shares”), of Azure Power Global Limited, a public company limited by shares incorporated in Mauritius on January 30, 2015 (the “Issuer”), with its principal executive offices located at 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi,110037, India. The Equity Shares are listed on the New York Stock Exchange under the ticker symbol “AZRE.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
“On October 10, 2018, IFC purchased an additional 800,000 Equity Shares in an underwritten public offering by the Issuer at the public offering price of $12.50 per Equity Share for an aggregate purchase price of $10,000,000. The source of the funds used by IFC to acquire such additional Equity Shares was internally generated funds.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:
“(a) IFC controls the Manager, which possesses management power and dispositive control over GIF Fund.  As of the date of filing of this Amendment No. 1, (the “Filing Date”) GIF Fund holds 8,389,452 Equity Shares, while IFC holds 3,283,635 Equity Shares of the Issuer. Based on information disclosed in the Issuer’s Final Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 9, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”), there were 40,823,790 Equity Shares deemed issued and outstanding.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 11,673,087 Equity Shares, or 28.6% of the Equity Shares deemed issued and outstanding as of the Filing Date. The number of Equity Shares outstanding does not give effect to the underwriters’ option to purchase up to an additional 1,200,000 Equity Shares within 30 days from the date of the Final Prospectus.  This report shall not be deemed an admission that IFC or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act, or for any other purpose.

(b) The aggregate number and percentage of Equity Shares beneficially owned by IFC and the number of Equity Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) On October 10, 2018, IFC purchased an additional 800,000 Equity Shares in an underwritten public offering by the Issuer at the public offering price of $12.50 per Equity Share for an aggregate purchase price of $10,000,000. Other than as reported herein, the Reporting Persons have not effected any transaction in the Equity Shares in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Equity Shares.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24. 2018
Date

/s/ Sumeet Thakur
Signature

Sumeet Thakur, Senior Manager
Name/Title